Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
TANDY BRANDS ACCESSORIES, INC.
     Pursuant to the provisions of Section 242 of the Delaware General Corporation Law (the “DGCL”), Tandy Brands Accessories, Inc., a Delaware corporation (the “Corporation”), hereby adopts this Certificate of Amendment to its Certificate of Incorporation and all amendments thereto that are in effect to date (the “Certificate of Incorporation”) and does hereby certify the following:
     FIRST: The Board of Directors of the Corporation (the “Board”), by the unanimous consent of its members and filed with the minutes of the Board, adopted a resolution authorizing a proposed amendment to the Certificate of Incorporation, declaring said amendment to be advisable and submitting said amendment to the stockholders of the Corporation at the annual meeting. The proposed amendment is attached hereto as Exhibit A.
     SECOND: Pursuant to a resolution of the Board, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL at which meeting the necessary number of shares as required by statute and by the Company’s Certificate of Incorporation were voted in favor of the amendment.
     THIRD: That the aforesaid amendment to the Certificate of Incorporation was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.
     IN WITNESS WHEREOF, this Certificate of Amendment has been executed as of the 1st day of November, 2007.

TANDY BRANDS ACCESSORIES, INC.
By:	./s/ J.S.B. Jenkins
J.S.B. Jenkins, President

EXHIBIT A
     ARTICLE VII SECTION 1 of the Certificate of Incorporation is hereby amended and shall henceforth read in its entirety as follows:
     “Section 1. The number of directors of the Corporation, and the number of directors in each class, shall be fixed from time to time pursuant to the Bylaws of the Corporation, but the number of directors of the Corporation shall not be less than three (3) or more than nine (9), except as otherwise fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation. The directors shall be divided into three (3) classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. The directors elected at the annual meeting of stockholders held in 2005 (and any director elected to the board to serve with that class of directors) shall serve for a term ending on the date of the annual meeting of stockholders to be held in 2008. The directors elected at the annual meeting of stockholders held in 2006 (and any director elected to the board to serve with that class of directors) shall serve for a term ending on the date of the annual meeting of stockholders to be held in 2009. The directors elected at the annual meeting of stockholders held in 2007 (and any director elected to the board to serve with that class of directors) shall serve for a term ending on the date of the annual meeting of stockholders to be held in 2010. At each annual meeting of the stockholders commencing with the 2008 annual meeting, successors of the class of directors whose terms then expire shall be elected for a one (1) year term expiring at the next succeeding annual meeting of the stockholders after their election, such that, commencing with the 2010 annual meeting of stockholders, the foregoing classification of the Board of Directors shall cease. Prior to the 2010 annual meeting of stockholders, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly as equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement or removal from office.”
     ARTICLE VII SECTION 2 of the Certificate of Incorporation is hereby amended and shall henceforth read in its entirety as follows:
     “Section 2. Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall only be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director. Any director elected in accordance with the preceding sentence of this Section 2 shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. Prior to the 2010 annual meeting of stockholders, any director elected to fill a vacancy resulting from an increase in the size of a class of directors shall hold office for a term that shall coincide with the remaining term of that class. Commencing with the 2010 annual meeting of stockholders, any director elected to fill a vacancy resulting from an increase in the number of directors shall hold office for a term expiring at the annual meeting of stockholders next following his or her election.”
     ARTICLE VII SECTION 3 of the Certificate of Incorporation is hereby amended and shall henceforth read in its entirety as follows:
     “Section 3. Subject to the rights of the holders of the Preferred Stock or any other class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, prior to the 2010 annual meeting of stockholders any director may be removed from office only for cause and only by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of Voting Stock, voting together as a single class. From and after the 2010 annual meeting of stockholders, any director or the entire Board of Directors may be removed, with or without cause, by the vote of the holders of at least a majority of shares of Voting Stock then entitled to vote at an election of directors. For purposes of this Section 3, “cause” shall mean the willful and continuous failure of a director to substantially perform such director’s duties to the Corporation (other than any such failure resulting from incapacity due to physical or mental illness) or the willful engaging by a director in gross misconduct materially and demonstrably injurious to the Corporation.”